Via EDGAR

May 16, 2006

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C.  20549

Re:      Registration Statement on Form S-1 (Amendment No. 4)
         PHL Variable Insurance Company
         File No. 333-87218
         Filed May 12, 2006
         Accession No. 0000949377-06-000452

Members of the Commission:

PHL Variable Insurance Company ("PHLVIC") hereby requests withdrawal of the above referenced registration statement filing. The registration statement has not been declared effective by the Commission and no securities were offered or sold pursuant to this registration statement. PHLVIC makes this request pursuant to Rule 477 of the Securities Act of 1933.

If you have any questions, please contact the undersigned at (860) 403-6111.


Very truly yours,


/s/ Lisa M. Terpenning
----------------------
Lisa M. Terpenning
Second Vice President
PHL Variable Insurance Company